UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A
AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ANDREW CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State of incorporation or organization)	36-2092797 (I.R.S. employer identification no.)
10500 West 153 rd Street
Orland Park, Illinois 60462
(Address of principal executive offices) (zip code)

If this form related to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to the General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:

(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock Purchase Rights

Title of Class

     The undersigned registrant hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 26, 1996 as set forth below.
Item 1. Description of Registrant’s Securities to be Registered.
     The Company has adopted a Stockholder Rights Plan, in the form of a Rights Agreement, under which each share of Common Stock has associated with it one common stock purchase right (a “Right”). Each Right entitles the holder to purchase, under the circumstances described below, one share of Common Stock for a price of $333.33, subject to adjustment pursuant to the Rights Agreement. The Rights are not currently exercisable and, until they are exercisable, are transferable only with the related shares of Common Stock. Separate Rights certificates will be distributed when the Rights become exercisable. The holder of a Right has no rights as a stockholder of the Company, including the right to vote or to receive dividends. The Rights will expire at the close of business on December 16, 2006, unless redeemed by the Company prior to such date.
     The Rights become exercisable at the specified exercise price upon the earlier to occur of (i) 10 days after a public announcement that any person or group, other than the Company and certain related entities (an “Excluded Person”) has acquired (an “Acquiring Person”) beneficial ownership of 20%* or more of the outstanding shares of Common Stock and (ii) 10 business days (unless delayed by the Board of Directors) after any person or group (other than an Excluded Person) has commenced, or announced the intention to commence, a tender or exchange offer that would, upon its consummation, result in such person or group being the beneficial owner of 20%* or more of the outstanding shares of Common Stock.
     In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person (whose Rights thereafter will be void), is entitled to purchase that number of shares of Common Stock having a market value at the time of such acquisition of two times the exercise price of the Right. After a person or group has become an Acquiring Person, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right is entitled to purchase that number of shares of common stock of the acquiring company that at the time of such acquisition has a market value of two times the exercise price of the Right.
     The Rights are redeemable, as a whole, at a redemption price of $.001 per Right, subject to adjustment, at any time prior to the acquisition by a person or group of beneficial ownership of 20%* or more of the outstanding shares of Common Stock.
     At any time after any person or group becomes an Acquiring Person and before such Acquiring Person acquires 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights that have become void) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment), or cash, other equity or debt securities of the Company, other assets, or any combination of the foregoing, having an aggregate value equal to the then current market price of one share of Common Stock.
     Anti-Takeover Effects of Rights. Although the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders, the Rights may discriminate against a prospective holder of Andrew Common Stock as a result of such holder owning a substantial amount of shares and may have the effect of delaying, deferring or preventing a change in control of Andrew. The Rights should not interfere, however, with any merger or business combination approved by the Company’s Board of Directors since the Rights may be redeemed by the Company prior to the time that a person or group becomes an Acquiring Person. Nonetheless, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company’s stockholders.

*	The First Amendment to the Rights Agreement modified these thresholds from 15% to 20%.
Item 2. Exhibits.

Number	Description

4.1	Rights Agreement, dated as of November 14, 1996, between Andrew Corporation and Harris Trust and Savings Bank (incorporated by reference to the Form 8-A filed by the Company on November 26, 1996).

4.2	First Amendment, dated October 26, 2005, to the Rights Agreement, dated as of November 14, 1996, between Andrew Corporation and Harris Trust and Savings Bank.
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ANDREW CORPORATION
Date: October 28, 2005	By:	/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

EXHIBIT INDEX

Number	Description

4.1	Rights Agreement, dated as of November 14, 1996, between Andrew Corporation and Harris Trust and Savings Bank (incorporated by reference to the Form 8-A filed by the Company on November 26, 1996).

4.2	First Amendment, dated October 26, 2005, to the Rights Agreement, dated as of November 14, 1996, between Andrew Corporation and Harris Trust and Savings Bank.